UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-held company

EXCERPT OF ITEM (1) OF THE MINUTES OF THE 115th MEETING OF THE BOARD OF DIRECTORS, HELD ON MAY 10, 2016.

As Secretary of the meeting of the Board of Directors, I hereby CERTIFY that item (1) of the Agenda included in the Minutes of the 115th Meeting of the Board of Directors of Oi S.A. held on May 10, 2016, at 11:00 am, at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

“With regard to item (1) of the Agenda, the members of the Board of Directors, unanimously, elected: (i) as Chief Executive Officer, Mr. Bayard De Paoli Gontijo, Brazilian, married, business administrator, bearer of identity card No 08.484.929-1, enrolled with the tax authority under No. CPF/MF 023.693.697-28; (ii) as Chief Financial and Investor Relations Officer, Mr. Flavio Nicolay Guimarães, Brazilian, married, business administrator, bearer of identity card No 21.448.384-8 – SSP/SP, enrolled with the tax authority under No. CPF/MF 176.094.188-38; (iii) as Legal Director, Mr. Eurico de Jesus Teles Neto, Brazilian, married, lawyer, bearer of identity card No 0002709809 SSP-BA, enrolled with the tax authority under No. CPF/MF 131.562.505-97; and (iv) as Officer, without a specific designation, holding the position of Financial Administrative Officer, Mr. Marco Norci Schroeder, Brazilian, married, economist, bearer of identity card No 4427, issued by the Regional Council of Economics, enrolled with the tax authority under No. CPF/MF 407.239.410-68, all with office at Rua Humberto de Campos, No 425, 8º andar, Leblon, Cidade e Estado do Rio de Janeiro, and with a 2 (two) years mandate, according to company Bylaws, Article 35, 2nd paragraph. The Directors elected herein sign the respective Instruments of Investiture on the date hereof and declare not to be involved in any of the crimes provided for by Law that may prevent them from exercising the positions to which they were appointed.”

All members of the Board of Directors were present and affixed their signatures: José Mauro M. Carneiro da Cunha, Luiz Antonio do Souto Gonçalves, Ricardo Malavazi Martins, Thomas Reichenheim, Rafael Luís Mora Funes, André Cardoso de M. Navarro, Luís Maria Viana Palha da Silva, Marten Pieters, Robin Bienenstock e Pedro G. e Melo de Oliveira Guterres (Alternate).

Rio de Janeiro, May 10, 2016.

Flavio Nicolay Guimarães

Investors Relations and Financial Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer